UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-13984

CUSIP NUMBER: 255153108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DIVERSIFIED CORPORATE RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

10670 NORTH CENTRAL EXPRESSWAY, SUITE 600
Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS 75231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced delays in the preparation of its financial statements and related disclosure, and, therefore, the registrant’s auditors have experienced delays in the conduct of their audit of the registrant's financial statements.  As a result, the Registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by May 15, 2006, the prescribed deadline for filing.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Michael Moore	(972)	458-8500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will not report a significant change in its results of operations for the quarter ended March 31, 2006 compared to the same quarter in the prior fiscal year.  Based on the information available to us at this time, the unaudited financial results for the first quarter of 2006 include the following:

•      Net service revenue of $7.56 million as compared to $9.35 million in 2005; the difference attributed to a $2.1 million decrease in temporary and contract staffing revenue primarily related to the fulfillment of several temporary assignments as well as several contractors being hired full-time by clients.  There was also a corresponding decrease in the direct cost of temporary and contract staffing services of $1.6 million.  However, direct placement revenue increased by $303,000 as customers increased hiring of new staff in 2006.

•      Gross profit of $3.06 million as compared to $3.26 million in 2005; the difference is primarily attributed to the $.5 million decrease in temporary and contract gross profit offset by the $.3 increase in direct placement revenue which has no cost of revenue.

•      A net loss applicable to common shareholders before option and warrant expenses of roughly $1,016,000 (or a loss of $.19 per share) as compared to a net loss applicable to common shareholders after option and warrant expenses of $1,026,000 (or a loss of $.19 per share) in the first quarter of 2005.

These results will likely change, as the auditors have not yet completed their review of the first quarter 2006 financial statements.  Also, the results will likely change after the calculation of option and warrant expenses is included.

DIVERSIFIED CORPORATE RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2006	By:	/S/ J. Michael Moore
J. Michael Moore,
Chairman of the Board and
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).